UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant  ☐

Filed by a Party other than the Registrant  ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §§ 240.14a-12

CHINACAST EDUCATION CORPORATION
(Name of Registrant as Specified in its Charter)

NED SHERWOOD ZS EDU L.P. ZS EDU GP LLC ROBERT HORNE DEREK FENG DANIEL TSEUNG
(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

	1)	Title of each class of securities to which transaction applies:

	2)	Aggregate number of securities to which transaction applies:

	3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	4)	Proposed maximum aggregate value of transaction:

	5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	1)	Amount previously paid:

	2)	Form, Schedule or Registration Statement No.:

	3)	Filing Party:

	4)	Date Filed:

PRELIMINARY PROXY STATEMENT, DATED DECEMBER 21, 2011

SUBJECT TO COMPLETION

December     , 2011

2011 ANNUAL MEETING OF STOCKHOLDERS

OF

CHINACAST EDUCATION CORPORATION

PROXY STATEMENT OF NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC,

ROBERT HORNE AND THE NOMINEES NAMED BELOW

(COLLECTIVELY, THE “PARTICIPANTS”)

This proxy statement and the accompanying GREEN proxy card are being furnished to stockholders of ChinaCast Education Corporation (the “Company”) in connection with the solicitation by Ned Sherwood (“Ned Sherwood,” or “Mr. Sherwood”) and the other Participants of proxies to be used at the Company’s 2011 annual meeting of stockholders, which is currently scheduled to be held on                      Beijing Standard Time (local time), which is                      U.S. Eastern Standard Time, at Unit 1005, Golden Tower B2, No. 82 Dongsihuanzhong Road, Chaoyang District, Beijing, China, and at any adjournments, postponements or continuations thereof (the “Annual Meeting”). This proxy statement and the accompanying GREEN proxy card are first being furnished to stockholders on or about December     , 2011.

At the Annual Meeting, the Participants will seek to:

1.	Elect to the board of directors of the Company (the “Board”) a slate of three (3) highly qualified nominees: Mr. Sherwood, Derek Feng and Daniel Tseung (each a “Nominee” and, collectively, the “Nominees”).

2.	Repeal any provision of the Company’s Bylaws (the “Bylaws”) in effect at the time this proposal becomes effective that was not included in the Bylaws filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2006 (the “Bylaw Proposal”). The Bylaw Proposal is not intended to change any bylaw that exists as of the date hereof, but would instead prevent the existing Board from adopting any changes to the existing Bylaws prior to the Annual Meeting that could limit the ability of the Nominees to pursue the best interest of the Company and its stockholders.

3.	Adjourn the Annual Meeting until January 20, 2012 at 9:00 a.m. Beijing Standard Time, which is January 19, 2012 at 8:00 p.m. U.S. Eastern Standard Time, at the Renaissance Beijing Capital Hotel, 61 Dongsanhuan Middle Road, Chaoyang District, Beijing, 100022 China, if necessary or appropriate to solicit additional proxies in favor of the Nominees if there are insufficient votes at the time of such adjournment to elect the Nominees to the Board (the “Adjournment Proposal”). The telephone numbers for participation at such time are: for those in the United States — the dial in number is

1-877-699-4804; and for those outside of the United States — the dial in number is 1-719-955-0536. The pass code for all participants is 595600.

If the Nominees are elected to the Board, Mr. Sherwood, currently a member of the Board, will be reelected, Mr. Tseung, currently a member of the Board and also currently a nominee of the Company, will be reelected, and a new independent Board member, Mr. Feng, will be elected. On December 8, 2011, the Company announced that it had removed Mr. Sherwood from its slate of nominees for the Annual Meeting.

Each of the Nominees has consented to being named in this proxy statement, and to serve as a director if elected. Pursuant to this proxy statement, the Participants are soliciting proxies from holders of the Company’s Common Stock (as hereinafter defined) to vote for the Nominees and approve the Bylaw Proposal and the Adjournment Proposal.

PLEASE VOTE FOR NED SHERWOOD, DEREK FENG AND DANIEL TSEUNG

AS DIRECTORS OF THE COMPANY USING THE ENCLOSED GREEN PROXY CARD.

If your shares are registered in your own name, please sign and date the enclosed GREEN proxy card and return it to Ned Sherwood in the enclosed envelope today.

If your shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares. Accordingly, please contact the person responsible for your account and instruct that person to execute the GREEN proxy card on your behalf.

QUESTIONS AND ANSWERS

How many directors are up for election at the Annual Meeting?

The Board currently consists of seven members, including Ned Sherwood and Daniel Tseung, two of our three Nominees. On December 8, 2011, the Company announced that it had decided to remove Mr. Sherwood from its slate of nominees for the Annual Meeting and that upon commencement of the Annual Meeting the Board will be reduced to six directors. As a result of this, only six directors are up for election at the Annual Meeting.

How many individuals are you nominating?

We are nominating three individuals for election as directors: Ned Sherwood, Derek Feng and Daniel Tseung. In our preliminary proxy statement dated December 13, 2011, we disclosed our intent to nominate a full slate of six individuals. Our initial slate included Messrs. Sherwood, Feng and Tseung, in addition to three other individuals who are not currently on the Board. However, partly in response to public statements by the Company that the management team had indicated that they will resign from their positions with the Company should our six-member slate gain control of the Board, we decided to solicit proxies for no more than three nominees at the Annual Meeting. One of our three Nominees, Mr. Tseung, is part of the Company’s slate for the Annual Meeting.

How will the Company decide which director nominees get elected?

The nominees for director who receive the most votes (also known as a “plurality” of the votes) will be elected.

Will I be able to vote for the Company’s nominees on your proxy card?

You will not be able to vote for any Company nominee, other than Mr. Tseung, on our proxy card. We are only seeking proxies for the election of our three Nominees. As a result of Mr. Sherwood only soliciting proxies for our three Nominees, stockholders who vote for our three Nominees will not be permitted to exercise their right to vote for the other three Board seats that are up for election at the Annual Meeting.

What happens if I return both the Company’s blue proxy card and your green proxy card?

Only your latest-dated proxy card will count.

If your three Nominees are elected, how will the other three directors be determined?

If our three director Nominees get elected, the remaining three spots will be filled by those Company nominees, other than Mr. Tseung, who get the most votes.

BACKGROUND TO THE SOLICITATION

Mr. Sherwood was nominated to the Board as a designee of Fir Tree Value Master Fund, L.P (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”, and collectively with Fir Tree Value, “Fir Tree”), pursuant to an agreement between Fir Tree and the Company dated June 27, 2008. Mr. Sherwood has been a member of the Board since December 11, 2009.

On November 14, 2011, the Company filed the Initial 2011 Proxy Statement (as hereinafter defined) and included Mr. Sherwood on the Company’s slate of directors pursuant to the agreement with Fir Tree.

On November 15, 2011, the Company announced that the Board had formed a Special Committee to consider strategic alternatives, three and a half months after receiving the August 1 unsolicited offer. Mr. Sherwood questioned the timing and composition of the Special Committee. He expressed the view that the Special Committee should have included both Mr. Tseung and himself, given the wealth of their experience in investing and financial matters. Mr. Chan did not appreciate the objection.

On November 23, 2011, Mr. Sherwood and certain of his affiliates filed an amendment to their previously filed Schedule 13D. The amended Schedule 13D disclosed that Mr. Sherwood intended to withhold his vote for Justin Tang, a current member of the Board, at the Annual Meeting and would instead support the election of a stockholder nominated candidate, Mr. Feng. Mr. Feng is currently one of the three Nominees for which the Participants are soliciting proxies.

On December 7, 2011, a draft of the 2011 Proxy Supplement (as defined below) was distributed to the Board, which draft indicated that the Company would remove Mr. Sherwood from the slate of Board nominees for the Annual Meeting.

On December 8, 2011, the Company publicly announced that it would remove Mr. Sherwood from the slate of Board nominees for the Annual Meeting. The Company also publicly announced on December 8, 2011 that the Annual Meeting will take place on Wednesday, December 21, 2011, at 9:00 a.m. Beijing Standard Time (local time), which is December 20, 2011 at 8:00 p.m. U.S. Eastern Standard Time.

On December 9, 2011, Mr. Sherwood sent a letter to the Board regarding his intention to solicit proxies in favor of the election of a slate of directors to be nominated by the Participants for election at the Annual Meeting. The full text of the letter is set forth below:

Board of Directors of ChinaCast Education Corporation

c/o Corporate Secretary

Suite 08, 20F, One International Finance Centre

No. 1 Harbour View Street

Central Hong Kong 636741

China

Dear Fellow Members of the Board:

I am disappointed that I must send a letter like this; but, the Board action taken Wednesday night has left me with little recourse. It is unfortunate when an outside director is attacked because he challenges the views of management, pushes for shareholder value, and advocates for more independence on the Board. As you know, I believe that the proxy supplement filed by the Company yesterday contains a litany of unsubstantiated, trumped up concerns about me. These include allegations about a stock transaction that I had made only after first checking with the Company’s designated insider trading compliance officer and only after disclosing my intentions to other Board members and management. My actions were totally appropriate and fully consistent with Company policy. These and other disclosures about my “unsuitability” to serve on the Board, I believe, are retaliation for my independence from management. I believe that an effective board is one that embraces differences of opinion. Diversity of thought is a strength, not something to be punished.

As I have been attacked unfairly, I am left with little recourse but to defend myself and to continue to seek what is best for the Company and its shareholders. I have spent the last several days trying to reach accord with the Chairman of the Board, to no avail. It is unfortunate that any substantive dissent will not be tolerated on the Board.

As a Board member and independent outside director, I have become uncomfortable with many of the recent actions of senior management, the Company’s legal counsel and several members of the Board. Having been on the Board now for two years, I am impressed with CAST’s business model and its future prospects and potential. But I believe that the current corporate and legal governance issues are undermining the Company’s shareholder value.

I have demonstrated my support of and faith in ChinaCast by investing a substantial amount of money in its common shares. In the past year alone, I, on behalf of entities that I control, have purchased more than 3,140,000 of the Company’s common shares at a time when CAST was the subject of unjustified attacks by short sellers. Almost all of these purchases were made at prices that exceed the now current market share price. During this same period of time, CAST senior management has not purchased a single share of ChinaCast common stock.

I want to stress that I am not aware of any wrongdoing at the operational level of CAST, and, in fact, hope that all of the local (mainland China) management team remains in place and that many of the top managers stay as long as they concentrate on the operational aspects of the Company. We can have a bright future ahead of us and I remain ready and willing to work collaboratively with them.

In the spirit of full transparency, I wanted to inform you of my plans. I intend to nominate and publicly solicit proxies for an opposing slate of directors for election to the Company’s Board at the upcoming annual meeting, now scheduled for December 20, 2011 EST. My Schedule 13D will be amended accordingly.

I intend a majority of my nominees to be independent of ZS Fund, and, if elected, they will add more independence to the Board as a whole. This is necessary, in my opinion, to offset the hand-picked candidates added to the Board by the Chairman. I will deliver additional information regarding my nominees, and a formal notice of their nomination, within nine days pursuant to the Company’s bylaws.

If successful in getting a more independent slate of directors elected, I have the following simple plan:

1. Promptly complete the FTI Consulting cash confirmation audit to confirm the Company’s cash balances.

2. Follow a simple philosophy of sharing the Company’s success and cash flow with the shareholders via dividends, share buybacks and, of course, constantly evaluating strategic alternatives. ZS Fund was founded in 1985 and we have 26 years of experience in the M&A and private equity industry. Be assured that we will always be alert to maximizing value for all shareholders if an appropriate opportunity arises, and we do not plan to stop the process of exploring strategic alternatives. I would recommend that the Special Committee of the Board for this process consist of highly experienced investment professionals.

3. Maintain the commitment to improving and enhancing the quality of education and the facilities at CAST’s three existing universities, with the goal to provide a “world class” education to all of the matriculating students.

When possible, we should also search for additional private universities to acquire and improve and expand. Currently CAST trades at a multiple net of cash of approximately 3x EBITDA, but most university acquisition candidates sell for multiples between 7.5 and 9 times EBITDA. Therefore, I strongly believe our first task at hand is to work to convince the financial markets to properly value CAST stock so that new university acquisitions would make financial sense and not be dilutive.

4. Subject to the approval of China’s State Administration of Foreign Exchange, restart the Company’s previously announced $50 million share buyback program in earnest. Unfortunately, after announcing its buyback program in March 2011, the Company has not purchased any shares since late June and has only purchased $4.7 million worth of shares in total to date. As a Board member, I have consistently encouraged the Company to follow through with its publicly announced buyback-program. Moreover, as Chairman of the Compensation Committee I have explored adding management incentives for so doing. Clearly, it is not possible to predict with certainty the result of the strategic alternative process, so continuing the share buyback step seems prudent in the interim period.

5. Additionally, consult with the relevant Chinese authorities with regard to continuing cash remittance to the United States and, as soon as possible, initiate a twenty-cent per share annual dividend payable quarterly.

6. Eliminate the “poison pill” and stop Board action to remove independent voices from the Board. In my opinion, top management, utilizing Company counsel has spent far too much time and legal expense in the crusade to remove me, and to oppose new independent candidates to the board.

In summary, if elected, I expect the new Board will concentrate on CAST’s sound and profitable business model in a way that maximizes value to all shareholders. I am optimistic that doing so will lead to a substantially higher valuation in the marketplace. It is not too late for the Board to see the same path for success.

Finally, given the need for the Company to clear a review of its revised proxy with the SEC and the logistics of mailing a new card to shareholders in time for the meeting, I would strongly suggest that the shareholder meeting be delayed again until such a time as the Board can be assured that its shareholders can receive final proxy materials in sufficient time to review the materials and make an informed voting decision. I think our fiduciary duty to shareholders requires it.

Thank you for your consideration.

Sincerely,

/s/ Ned Sherwood

Ned Sherwood

On December 20, 2011, the Delaware Court of Chancery issued a memorandum opinion and granted Ned Sherwood’s and ZS EDU L.P.’s motion for a temporary restraining order to postpone the Annual Meeting until January 10, 2012 at 9:00 a.m. Beijing Standard Time.

Mr. Sherwood and Ron Chan, the Chairman and Chief Executive Officer of the Company, have disagreed on a number of things, most notably the unsolicited offer received by the Board on August 1, 2011. Mr. Sherwood does not believe that the offer provides stockholders full and fair value, and has repeatedly voiced this opinion with his fellow Board members. On September 25, 2011, Mr. Sherwood requested, on behalf of the Audit Committee, that the Audit Committee select an appraisal firm to provide the Audit Committee with a formal estimate of the appropriate valuation range for the Company. Later that day, the Board removed Mr. Sherwood from the Audit Committee.

In addition, Mr. Sherwood has consistently urged the Company and the other members of the Board to execute on the Company’s previously-announced $50 million stock buy-back plan, yet it is Mr. Sherwood’s belief that the Company has repurchased less than 10% of the announced buy-back shares to date. Finally, Mr. Sherwood has questioned the timing of formation and the composition of the Board’s Special Committee.

        Mr. Sherwood strongly believes that the Company’s accusations regarding alleged violations of Company policy when he purchased 107,305 shares of Common Stock on August 12, 2011 are an attempt to punish a member of the Board who exercised independent judgment. First, on August 12, 2011, Mr. Sherwood received the express approval to purchase the shares of Common Stock in question from the Company’s Chief Financial Officer and Insider Trading Compliance Officer, who had complete knowledge of all of the relevant facts that Mr. Sherwood did. Second, one week before Mr. Sherwood purchased the shares of Common Stock, he had received legal advice from counsel that the presentation of the unsolicited offer referenced in the 2011 Proxy Supplement would not be material so as to prevent the Company from purchasing shares of Common Stock in the open market. Third, at the time Mr. Sherwood purchased the shares of Common Stock in question, there was no blackout in effect, and the Company itself was engaged in an active share repurchase program that had not been suspended. Fourth, immediately prior to Mr. Sherwood’s purchase of the shares of Common Stock in question on August 12, 2011, he advised both the Chairman and President of the Company, as well as two other Board members, of his intention to purchase shares of Common Stock, and no one indicated to Mr. Sherwood that there was any issue in so doing. Fifth, at a Board meeting on August 5, 2011, the unsolicited offer referenced in the 2011 Proxy Supplement was discussed at length, and management reported that it expected to continue purchasing shares of Common Stock in the marketplace as soon as possible. Company counsel was present and actively participated in this Board meeting and said nothing about the unsolicited offer constituting material non-public information that would prevent the Company from purchasing shares of Common Stock in the market. Finally, during the Company’s second quarter earnings call, Mr. Chan reiterated the Company’s intent to buy shares of Common Stock: “We fully expect to return to the market as soon as our blackout period ends [August 11, 2011].” Specifically, he stated that the Company’s “intention is to complete that [buyback program] within 12 months.”

While Mr. Stephen Markscheid and Ms. Hope Ni meet, according to the Company’s 2011 Proxy Statement, the independence requirements of NASDAQ, Mr. Sherwood believes they are not truly independent from Mr. Chan in that they have not, to date, evidenced any willingness to exercise independent judgment or otherwise disagree with the decisions of Mr. Chan.

LITIGATION RELATED TO THE SOLICITATION

On December 12, 2011, Mr. Sherwood and ZS EDU L.P. brought an action in the Court of Chancery of the State of Delaware on their own behalf and derivatively on behalf of the Company, as Nominal Defendant, against Company Board members Ron Chan Tze Ngon, Michael J. Santos and Justin Tang (collectively, “Defendants”), styled Sherwood, et al. v. Chan Tze Ngon, et al., No. 7106-VCP (Delaware Court of Chancery). In the Verified Complaint commencing the action, Mr. Sherwood and ZS EDU L.P. allege that Defendants breached their fiduciary duties of disclosure, candor, loyalty, good faith and due care to Company stockholders by, among other things, filing proxy solicitation materials containing materially false and misleading statements about: (a) Defendants’ plans to take the Company private at an inadequate price through an inadequate process; and (b) Mr. Sherwood. Mr. Sherwood also alleges that Defendants have defamed him in these proxy materials and seeks damages arising therefrom. Along with his Verified Complaint, Mr. Sherwood and ZS EDU L.P. also filed a motion for a temporary restraining order seeking to postpone the Annual Meeting, currently scheduled for December 21, 2011 until January 20, 2012 at 9:00 a.m. Beijing Standard Time, which is January 19, 2012 at 8:00 p.m. U.S. Eastern Standard Time, and a motion for expedited proceedings and for scheduling a preliminary injunction hearing so that the Delaware Court of Chancery may reach these various issues and order appropriate relief, including without limitation, that Defendants make corrective disclosures sufficiently before the Annual Meeting so that Company stockholders can have sufficient time to consider both the corrected information as well as Mr. Sherwood’s competing slate of director nominees before exercising their vote at the meeting.

On December 20, 2011, the Delaware Court of Chancery issued a memorandum opinion and granted Mr. Sherwood’s and ZS EDU L.P.’s motion for a temporary restraining order to postpone the Annual Meeting until January 10, 2012 at 9:00 a.m. Beijing Standard Time.

SHARES OUTSTANDING AND VOTING RIGHTS

Only holders of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) of record at the close of business on October 24, 2011 (the “Record Date”) are entitled to notice of and to vote at the Annual Meeting. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell their shares after the Record Date. At the Annual Meeting, stockholders of record on the Record Date are entitled to one vote per share of Common Stock held on each proposal.

According to the Company’s proxy statement for the Annual Meeting filed with the SEC on November 14, 2011 (the “Initial 2011 Proxy Statement”) and the supplement to the Initial 2011 Proxy Statement filed by the Company with the SEC on December 8, 2011 (the “2011 Proxy Supplement,” and together with the Initial 2011 Proxy Statement, the “2011 Proxy Statement”), there were 49,802,452 shares of Common Stock outstanding as of the Record Date. Mr. Sherwood intends to vote all of the shares he beneficially owns FOR the election of the Nominees, FOR the Bylaw Proposal and FOR the Adjournment Proposal.

VOTING AND PROXY PROCEDURE

Quorum

The conduct of business at the Annual Meeting requires a quorum. According to the Bylaws, the holders of a majority of the capital stock issued and outstanding and entitled to vote at the Annual Meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. Under applicable law, abstentions and broker non-votes (if any) count toward the quorum.

Proposal 1: Election of Directors

The nominees for director who receive the most votes (also known as a “plurality” of the votes) will be elected. Abstentions are not counted for purposes of electing directors. Votes that are withheld will not be included in the vote tally for the election of directors. Broker non-votes, if any, will have no effect on the result of this vote.

With respect to Proposal 1, the accompanying GREEN proxy card will be voted in accordance with the stockholder’s instructions on such GREEN proxy card. Stockholders may vote for the Nominees by marking the proper box on the GREEN proxy card. If no instructions are given with respect to this item, the GREEN proxy card will be voted “FOR” all Nominees.

NED SHERWOOD RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL OF THE NOMINEES.

Proposal 2: Ratification of Selection of Auditors

Based on information contained in the Company’s 2011 Proxy Statement, it is expected that at the Annual Meeting stockholders will be asked to ratify the appointment by the Board of Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”) as the Company’s independent auditor for the fiscal year ending December 31, 2011. Please refer to the 2011 Proxy Statement for a more detailed discussion of this proposal.

Per the 2011 Proxy Statement, ratification of the appointment of the independent public accountants requires the affirmative vote of a majority of the shares present or represented by proxy at the Annual Meeting, provided a quorum exists. An abstention with respect to Proposal 2 will have the effect of a vote “AGAINST” such proposal. Broker non-votes, if any, will have no effect on the results of this vote.

With respect to Proposal 2, the accompanying GREEN proxy card will be voted in accordance with the stockholder’s instructions on such GREEN proxy card. Stockholders may vote on the ratification of the appointment of Deloitte by marking the proper box on the GREEN proxy card. If no instructions are given with respect to this item, you will be deemed to have given a direction to vote “FOR” the ratification of the appointment of Deloitte.

NED SHERWOOD RECOMMENDS A VOTE “FOR” THE RATIFICATION OF DELOITTE.

Proposal 3: Advisory Vote Approving Executive Compensation

Based on information contained in the Company’s 2011 Proxy Statement, it is expected that at the Annual Meeting stockholders will be asked to approve the compensation paid to the Company’s named executive officers. The advisory vote is not binding on the Company, the Board or management of the Company. According to the Company’s 2011 Proxy Statement, if executive compensation is not approved, the Compensation Committee of the Board will take account of this fact when considering executive compensation for future years. According to the 2011 Proxy Statement, the Company intends to submit to stockholders an advisory vote to approve executive compensation every three years. Please refer to the 2011 Proxy Statement for a more detailed discussion of this proposal.

Per the 2011 Proxy Statement, a majority of votes cast is required for advisory approval of executive compensation. An abstention with respect to Proposal 3 will have the effect of a vote “AGAINST” such proposal. Broker non-votes, if any, will have no effect on the results of this vote.

With respect to Proposal 3, the accompanying GREEN proxy card will be voted in accordance with the stockholder’s instructions on such GREEN proxy card. Stockholders may vote on the approval of executive compensation by marking the proper box on the GREEN proxy card. If no instructions are given with respect to this item, you will be deemed to have given a direction to vote “FOR” Proposal 3.

NED SHERWOOD RECOMMENDS A VOTE “FOR” THE APPROVAL OF EXECUTIVE COMPENSATION.

Proposal 4: Advisory Vote Regarding Frequency of Advisory Votes Approving Executive Compensation

Based on information contained in the Company’s 2011 Proxy Statement, it is expected that at the Annual Meeting stockholders will be asked whether advisory votes to approve executive compensation should be submitted to stockholders every year or every two or three years. The advisory vote is not binding on the Company, the Board or management of the Company. According to the 2011 Proxy Statement, the Board will take account of the results of the vote in considering whether to change the frequency of advisory votes to approve executive compensation. Mr. Sherwood is not making any recommendation on this proposal. Please refer to the 2011 Proxy Statement for a more detailed discussion of this proposal.

Per the 2011 Proxy Statement, as the vote is advisory, with regard to multiple alternatives, no matter is being submitted for approval or election. Broker non-votes, if any, will have no effect on the results of this vote.

With respect to Proposal 4, the accompanying GREEN proxy card will be voted in accordance with the stockholder’s instructions on such GREEN proxy card. Stockholders may vote on whether advisory votes to approve executive compensation should be submitted to stockholders every year or every two or three years by marking the proper box on the GREEN proxy card. If no instructions are given with respect to this item, you will be deemed to have given a direction to vote to approve executive compensation be submitted to stockholders every three years.

NED SHERWOOD RECOMMENDS APPROVING EXECUTIVE COMPENSATION EVERY THREE YEARS.

Proposal 5: Repeal of Subsequent Amendments to the Bylaws

Proposal 5 is a proposal to be brought by ZS EDU L.P. for consideration at the Annual Meeting to repeal any provision of the Bylaws in effect at the time Proposal 5 becomes effective that was not included in the Bylaws filed by the Company with the SEC on May 12, 2006.

The following is the text of Proposal 5:

“RESOLVED, that any provision of the bylaws (the “Bylaws”) of ChinaCast Education Corporation (f/k/a Great Wall Acquisition Corporation) (the “Company”) in effect immediately prior to the time this resolution becomes effective that was not included in the Bylaws filed by the Company with the U.S. Securities and Exchange Commission on May 12, 2006 be, and it hereby is, repealed.”

The Participants believe that any change to the Bylaws adopted after May 12, 2006 could serve to limit the ability of the Nominees to pursue the best interests of the Company and its stockholders. If the current Board does not effect any change to the Bylaws, Proposal 5 will have no effect. However, if the current Board effects any further change to the Bylaws, which the current Board may be empowered to do without stockholder approval, Proposal 5, if adopted, will restore the Bylaws to their form as of May 12, 2006, without considering the nature of any changes the current Board may have effected. As a result, Proposal 5 could have the effect of repealing amendments to the Bylaws which one or more stockholders may consider to be beneficial to them or the Company, including amendments that are adopted by Company stockholders after May 12, 2006.

However, Proposal 5 will not preclude the Board (including the Nominees, if elected) from reconsidering any repealed amendments to the Bylaws following the Annual Meeting. The Participants are not currently aware of any subsequent amendments to the Bylaws filed with the SEC on May 12, 2006 and therefore are not currently aware of any specific provisions of the Bylaws that would be repealed by the adoption of Proposal 5.

With respect to Proposal 5, the accompanying GREEN proxy card will be voted in accordance with the stockholder’s instructions on such GREEN proxy card. Stockholders may vote “FOR” Proposal 5 by marking the proper box on the GREEN proxy card. If no instructions are given with respect to this item, the GREEN proxy card will be voted “FOR” the Bylaw Proposal.

The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the Annual Meeting is required to approve Proposal 5. Abstentions will be treated as votes against this proposal. Broker non-votes, if any, will have no effect on the results of this vote.

NED SHERWOOD RECOMMENDS A VOTE “FOR” THE BYLAW PROPOSAL.

Proposal 6: Adjournment of Annual Meeting

Proposal 6 is a proposal to be brought by ZS EDU L.P. that the Annual Meeting be adjourned until January 20, 2012 at 9:00 a.m. Beijing Standard Time, which is January 19, 2012 at 8:00 p.m. U.S. Eastern Standard Time, at the Renaissance Beijing Capital Hotel, 61 Dongsanhuan Middle Road, Chaoyang District, Beijing, 100022 China, if necessary or appropriate to solicit additional proxies in favor of the Nominees if there are insufficient votes at the time of such adjournment to elect the Nominees to the Board. The telephone numbers for participation at such time are: for those in the United States — the dial in number is 1-877-699-4804; and for those outside of the United States — the dial in number is 1-719-955-0536. The pass code for all participants is 595600.

The following is the text of Proposal 6:

“RESOLVED, that the Annual Meeting be adjourned until January 20, 2012 at 9:00 a.m. Beijing Standard Time, which is January 19, 2012 at 8:00 p.m. U.S. Eastern Standard Time, at the Renaissance Beijing Capital Hotel, 61 Dongsanhuan Middle Road, Chaoyang District, Beijing, 100022 China, if necessary or appropriate to solicit additional proxies in favor of Ned Sherwood, Derek Feng and Daniel Tseung if there are insufficient votes at the time of such adjournment to elect Ned Sherwood, Derek Feng and Daniel Tseung to the Board.”

With respect to Proposal 6, the accompanying GREEN proxy card will be voted in accordance with the stockholder’s instructions on such GREEN proxy card. Stockholders may vote “FOR” Proposal 6 by marking the proper box on the GREEN proxy card. If no instructions are given with respect to this item, the GREEN proxy card will be voted “FOR” the Adjournment Proposal.

The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the Annual Meeting is required to approve the Proposal 6. Abstentions will be treated as votes against this proposal. Broker non-votes, if any, will have no effect on the results of this vote.

NED SHERWOOD RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

Revocation of Proxies

Any stockholder voting the enclosed GREEN proxy may revoke it at any time before it is voted at the Annual Meeting by: (i) executing a proxy bearing a later date; (ii) providing a timely, later-dated written revocation of proxy to the Secretary of the Company; or (iii) voting in person at the Annual Meeting. Stockholders whose shares are held in the name of a brokerage firm, bank, bank nominee or other institution should consult with their brokerage firm, bank, bank nominee or other institution concerning the methods for revoking their proxy.

Other Matters to be Considered at the Annual Meeting

Except as set forth above, the Participants are not aware of any matters to be brought before the Annual Meeting. Should other matters properly be brought before the Annual Meeting, the attached GREEN proxy card, when duly executed, will give the proxies named therein discretionary authority to vote on all such other matters and on all matters incident to the conduct of the Annual Meeting. In furtherance of the foregoing, should the Board, management or any other stockholder bring before the Annual Meeting any proposal to adjourn the Annual Meeting, other than Proposal 6, the attached GREEN proxy card, when duly executed, will give the proxies named therein discretionary authority to vote on such adjournment proposal.

Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

INFORMATION ABOUT PARTICIPANTS IN THE SOLICITATION

Ned Sherwood, a United States citizen, ZS EDU L.P., a Delaware limited partnership, ZS EDU GP LLC, a Delaware limited liability company, Robert Horne, a United States citizen, and each of the Nominees are deemed participants in the solicitation of proxies for the Annual Meeting. Information concerning the Participants, including information related to all transactions by the Participants in the Company’s securities within the past two years, is set forth in Annex A to this proxy statement, which Annex is incorporated herein by reference.

Mr. Sherwood and Mr. Tseung are currently directors of the Company. For a discussion of the compensation of directors of the Company, please refer to the 2011 Proxy Statement.

The Participants believe that each of the Nominees, if elected, will be entitled to receive compensation customarily paid by the Company to its non-executive directors. The 2011 Proxy Statement describes this compensation. The Participants expect that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company and that such Nominees will be covered by the Company’s director and officer liability insurance.

Except as otherwise disclosed in this proxy statement, none of the Participants: (i) is, or was within the past year, party to any contracts, arrangements or understandings with any person with respect to the Company’s securities, including, but not limited to, joint ventures, loan or options agreements, puts or calls, guarantees against loss or of profit, division of losses or profits, or the giving or withholding of proxies; or (ii) has been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) within the past ten years. Also, except as otherwise disclosed in this proxy statement, neither the Participants nor any of their respective associates: (i) had, or will have, a direct or indirect material interest in any transaction or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; or (ii) has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

In connection with their service as a Nominee, ZS EDU L.P. entered into a Nominee Agreement with each of the Nominees (other than Mr. Sherwood). Pursuant to the Nominee Agreements, ZS EDU L.P. has, among other things, agreed to indemnify the Nominees against certain potential liabilities that might arise in connection with such Nominee being named as a director nominee and related matters. The indemnification provisions of the Nominee Agreement only cover the Nominees’ service as a Nominee and not, if elected, as a director of the Company.

Other than as disclosed above, there are no agreements pursuant to which any of the Nominees were chosen as Nominees.

ELECTION OF DIRECTORS

The Board currently consists of seven (7) members. According to the 2011 Proxy Statement of the Company, upon commencement of the Annual Meeting, the Board will be reduced to six (6) directors. According to the 2011 Proxy Statement, (1) the Company believes that a new Fir Tree designee to the Board will be elected by the Board following the Annual Meeting and (2) at such time, the size of the Board will be increased to seven (7) to include the new Fir Tree designee.

We are seeking your support at the Annual Meeting to elect the Nominees as directors. If elected, each Nominee would hold office until the 2012 annual meeting of stockholders and until a successor has been duly elected and qualified.

The Nominees will not constitute a majority of the Board if they are elected and, therefore, will not be able to adopt any measures without the support of other members of the Board.

Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. Each of the Nominees is a citizen of the United States of America, except Mr. Tseung, who is a citizen of Hong Kong. Each of the Nominees is independent under the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K.

NED SHERWOOD (62). Mr. Sherwood is currently a member of the Board of the Company and has been a member of the Board since December 11, 2009. Mr. Sherwood serves as a member of the Compensation Committee of the Board and has previously served as a member of the Audit Committee of the Board.

Mr. Sherwood co-founded ZS Fund L.P., a middle market private equity firm, in 1985 and currently serves as its managing general partner. He is also the Special Managing Director of LionRock Capital, a firm founded by Mr. Tseung to support growth stage companies in Greater China. Mr. Sherwood joined W. R. Grace & Co. in 1975 as a vice president in the Office of Strategic Projects, a group specializing in the evaluation and divestiture of various W. R. Grace & Co.’s business units. In 1981, Mr. Sherwood joined AEA Investors, Inc., where he led a number of successful acquisitions until his departure to co-found ZS Fund L.P. Mr. Sherwood has served as a director on a number of public company boards, including Consolidated Stores Corporation (now Big Lots, Inc.), Market Facts, Inc., Kaye Group, Inc., Colorado Prime, Inc., Southern Electronics, Inc., Mazel Company, Niagara Frontier Services, Inc. (now Tops Markets) and Sun Television and Electronics, Inc. Mr. Sherwood serves as a director for a number of not-for-profit organizations, including I HAVE A DREAM, the Dana Farber Hospital Advisory Board, the Stanford University Parents Advisory Board, City Squash and the Columbia-Presbyterian Heart Research Institute.

Mr. Sherwood graduated magna cum laude from The Wharton School at the University of Pennsylvania where he received the Herbert T. Steuer Memorial Award for the Most Outstanding Wharton Student. Mr. Sherwood’s business address is 1133 Avenue of the Americas, New York, New York 10036.

Mr. Sherwood would provide the Board with financial expertise and public company board experience, particularly his experience on the Company’s Board and on the Board’s Audit and Compensation Committees.

DEREK FENG (45). Mr. Feng is currently a private investor and advisor to education companies that have significant growth potential from the increasing globalization of education between Asia and North America. He currently serves as a board member of CIBT Education Group. From 2006 to early 2011, he was the Executive Vice President, Strategy, Planning and Operations at Knowledge Universe, a multi-billion dollar education holding company with over 40,000+ employees in Asia, Europe and North America. In addition to overseeing and supporting portfolio companies, he also evaluated and sourced a number of investment opportunities in China and North America.

Prior to joining Knowledge Universe, Mr. Feng was a senior corporate development executive of the General Electric Company and an officer of GE Capital. He was the head of global business development at GE Industrial, the head of global business development at GE Infrastructure, the head of global business development at GE Equipment Management, and Manager, Business Development at GE Capital. During his time at GE, he completed $10+ billion in acquisitions, dispositions, minority investments and joint ventures globally. In addition, he also led a number of strategy projects ranging from growth to restructuring.

Mr. Feng graduated from Tsinghua University in China in 1989 with a B.S. in Industrial Automation and earned an M.B.A. from UCLA in 1992. Mr. Feng’s business address is 953 9th Street, Manhattan Beach, CA 90266.

Mr. Feng would provide the Board with financial expertise, general management experience and in-depth knowledge of the education industry based on his roles as a director and an executive officer of entities similarly situated as the Company.

DANIEL TSEUNG (40). Mr. Tseung currently is a member of the Board of the Company and has been a member of the Board since February 9, 2007. Mr. Tseung serves as Chairman of the Audit Committee and has previously served as a member of the Compensation Committee of the Board.

Mr. Tseung is the Founder and Managing Director of LionRock Capital. Established in January 2011, LionRock Capital provides strategic, financial and corporate governance support for growth stage companies in Greater China.

Mr. Tseung is also a Senior Advisor to Sun Hung Kai Properties Group, where he last served as Managing Director of Sun Hung Kai Properties Direct Investments Limited, the private equity division of one of Asia’s largest conglomerates, whose business interests include real estate, financial services, telecommunications, and infrastructure. Before joining Sun Hung Kai Properties Group in 2000, Mr. Tseung worked from 1997 to 2000 at GE Equity, the private equity arm of GE Capital, and from 1993 to 1995 at DE Shaw, a major global hedge fund.

Mr. Tseung also currently serves as an independent director for Gourmet Master, a leading café and bakery in Greater China that operates under the retail brand name “85c,” where he has been a director since 2010.

In addition, Mr. Tseung is a Senior Advisor to Owens Corning, a Fortune 500 company and world leader in supplying building materials systems and composite solutions, for which Mr. Tseung served as an independent board member from 2006 until 2010.

Mr. Tseung also previously served on the board of directors of RCN Corporation, a leading cable, telephone and data services provider, and served as Chairman of the Compensation Committee. Mr. Tseung was a director of RCN Corporation from 2004 until the acquisition of RCN for USD$ 1.2 billion in August 2010.

Mr. Tseung holds a Bachelor’s degree from Princeton University and a Master’s degree from Harvard University. Mr. Tseung’s business address is 228 Queens Road East, Wanchai, Hong Kong.

Mr. Tseung would provide the Board with financial expertise and public company board experience, particularly his experience on the Company’s Board and the Board’s Compensation Committee, and as the chairman of the Audit Committee.

Other than Mr. Sherwood and Mr. Tseung, who are currently members of the Board, or as otherwise disclosed in this proxy statement, none of the Nominees has any contract, arrangement or understanding with the Company, or any financial interest concerning the Company. Other than Mr. Tseung and Mr. Sherwood, none of the Nominees own, beneficially or of record, any securities of the Company. For a description of the shares of Common Stock owned, beneficially and of record, by Mr. Tseung and Mr. Sherwood, refer to Annex B of this proxy statement, which Annex is incorporated herein by reference.

Under Delaware corporate law, the Board is charged with the management of the Company, including determining its strategic direction. The Participants believe, therefore, that if the Nominees are elected they would be in a position, as directors of the Company, to influence the strategic direction of the Company in accordance with their fiduciary duties.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event that any such persons are unable to serve or for good cause will not serve, the shares represented by the enclosed GREEN proxy card will be voted for substitute nominees, to the extent this is not prohibited under the Bylaws and applicable law, in each case in light of the specific facts and circumstances surrounding such substitution. We reserve the right to nominate additional persons if the Company increases the size of the Board in a manner inconsistent with the disclosure set forth in the 2011 Proxy Statement, which indicates that upon commencement of the Annual Meeting, the Board will be reduced to six (6) directors. In the event that any additional person is nominated by the Participants as a result of any such increase in the size of the Board then such person will be named and information regarding such person will be provided to stockholders in a proxy supplement and revised proxy card disseminated at that time.

WE STRONGLY URGE YOU TO VOTE FOR THE ABOVE NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED.

IF YOU SIGN THE ENCLOSED GREEN PROXY CARD WITHOUT INDICATING YOUR VOTE, YOU WILL BE DEEMED TO HAVE DIRECTED THE APPOINTED PROXIES TO VOTE YOUR SHARES FOR THE ELECTION OF ALL OF THE NOMINEES. IF YOU HAVE ALREADY RETURNED A PROXY CARD FURNISHED BY COMPANY MANAGEMENT TO THE COMPANY, SUBMITTING A GREEN PROXY WITH A LATER DATE WILL REVOKE THE EARLIER PROXY.

SOLICITATION OF PROXIES

Proxies may be solicited from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries in person and by mail, phone, publication and electronic means.

We have entered into an agreement with Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation, for which Innisfree M&A Incorporated will receive a fee not to exceed $60,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses. Innisfree M&A Incorporated may solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Participants will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Innisfree M&A Incorporated will employ up to 25 persons to solicit the Company’s stockholders for the Annual Meeting.

Mr. Sherwood, ZS EDU L.P. and ZS EDU GP LLC will pay the cost of this solicitation of proxies at the Annual Meeting, including the cost of preparing, assembling and mailing this proxy material to stockholders. If this solicitation is successful and any or all Nominees are elected to the Board, Mr. Sherwood, ZS EDU L.P. and ZS EDU GP LLC may, without seeking further approval by the Company’s stockholders, seek reimbursement of these solicitation expenses from the Company. Several full-time employees of ZS EDU L.P. may solicit proxies during the course of their ordinary employment and will not receive any additional compensation.

Mr. Sherwood has incurred costs for legal counsel and other services related to this solicitation. The total cost of Mr. Sherwood’s solicitation as of December 20, 2011 was approximately $175,000 (excluding costs associated with the litigation described under “Litigation Related to the Solicitation”); Mr. Sherwood estimates that the final cost of the solicitation will be approximately $400,000 (excluding costs associated with the litigation described under “Litigation Related to the Solicitation”).

INFORMATION CONTAINED IN THE COMPANY PROXY STATEMENT

Please refer to the Company’s 2011 Proxy Statement for (i) the date by which proposals of stockholders intended to be presented at the 2012 annual meeting of stockholders must be received by the Company in order to be included in the Company’s proxy materials for that meeting, (ii) the date after which stockholder proposals for the 2012 annual meeting of stockholders will be considered untimely, (iii) information regarding the securities of the Company held by the Company’s directors, nominees, executive officers and beneficial holders of more than five percent of the Company’s Common Stock, (iv) information concerning compensation of directors and executive officers of the Company and (v) information concerning Proposals 2, 3 and 4.

ADDITIONAL INFORMATION

The principal business address of the Company is Suite 08, 20F, One International Finance Centre, No. 1 Harbour View Street, Central, Hong Kong 636741. The Company’s telephone number is +852 3960 6506.

ANNEX A

INFORMATION REGARDING THE PARTICIPANTS IN THE SOLICITATION

In addition to the Nominees, the following persons are deemed Participants in the solicitation of proxies with respect to the Annual Meeting: (i) Ned Sherwood, a United States citizen, (ii) ZS EDU L.P., a Delaware limited partnership, (iii) ZS EDU GP LLC, a Delaware limited liability company and (iv) Robert Horne, a United States citizen.

The principal business of each of Messrs. Sherwood and Horne is as serving as a manager of ZS EDU GP LLC, the general partner of ZS Fund L.P. ZS Fund L.P. is a private equity firm engaged in making long-term investments in middle-market companies.

The business address of each of Mr. Sherwood, ZS EDU L.P., ZS EDU GP LLC and Mr. Horne is 1133 Avenue of the Americas New York, New York 10036. The business address of each of the other Nominees is set forth in this proxy statement in the section “Election of Directors.”

INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION

Mr. Sherwood is the beneficial owner of 3,400,629 shares of Common Stock, representing approximately 7.0% of the outstanding shares of Common Stock (based on 48,786,949 shares of Common Stock outstanding as of November 1, 2011, as reported in the Company’s Initial 2011 Proxy Statement filed with the SEC on November 15, 2011), which includes (i) 727,502 shares of Common Stock held by MRMP Managers LLC (“MRMP”), of which Mr. Sherwood is an investment manager, (ii) 2,625,488 shares beneficially owned by ZS EDU L.P., (iii) 7,639 shares of Common Stock which are held by two trusts for the benefit of Mr. Sherwood’s family (“Trust 1” and “Trust 2”) and (iv) 40,000 shares of Common Stock for which Mr. Sherwood is the registered holder.

Due to their control relationship, ZS EDU L.P., ZS EDU GP LLC and Messrs. Sherwood and Horne may be deemed to share voting power and investment power with respect to the 2,625,488 shares beneficially owned by ZS EDU L.P, representing approximately 5.4% of the outstanding shares of Common Stock.

Mr. Horne is the beneficial owner of 2,675,488 shares of Common Stock, representing approximately 5.5% of the outstanding shares of Common Stock. Mr. Horne has sole voting and dispositive power over 50,000 shares of Common Stock.

Mr. Sherwood has sole voting and dispositive power over 775,141 shares of Common Stock, which includes the 727,502 shares held by MRMP, the 7,639 shares held by Trust 1 and Trust 2 and the 40,000 shares for which Mr. Sherwood is the registered holder.

Mr. Tseung has sole voting and dispositive power over 130,000 shares of Common Stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the executive officers and directors of the Company and every person who is directly or indirectly the beneficial owner of more than 10% of any class of security of the Company to file reports of ownership and changes in ownership with the Securities and Exchange Commission. According to the 2011 Proxy Statement, such persons also are required to furnish the Company with copies of all Section 16(a) forms they file. The Company has represented in the 2011 Proxy Statement that, based solely on its review of copies of Section 16(a) forms reviewed by it, it believes that during the fiscal year 2010, all of the executive officers and directors of the Company and every person who is directly or indirectly the beneficial owner of more than 10% of any class of security of the Company complied with the filing requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended.

THE PARTICIPANTS’ TRANSACTIONS IN THE COMPANY’S SECURITIES

Set forth below are the dates and amounts of direct and indirect purchases of shares of the Company’s Common Stock within the last two years by the Participants. Unless otherwise noted, purchases were conducted on the open market.

Party	Class of Security	Shares Purchased	Date of Transaction
MRMP	Common Stock	65,390	5/12/2010
MRMP	Common Stock	1,918	5/13/2010
MRMP	Common Stock	108,878	5/14/2010
MRMP	Common Stock	44,011	5/17/2010
Daniel Tseung	Common Stock	30,000	5/26/2010
MRMP	Common Stock	400,000	12/21/2010
Robert Horne	Common Stock	50,000	2/16/2011
ZS EDU L.P.	Common Stock	491,871	3/18//2011
Trust 1	Common Stock	3,815	3/18/2011
Trust 2	Common Stock	3,824	3/18/2011
ZS EDU L.P.	Common Stock	670,552	3/21//2011
ZS EDU L.P.	Common Stock	478,114	3/22/2011
ZS EDU L.P.	Common Stock	220,420	3/23/2011
ZS EDU L.P.	Common Stock	358,561	3/24/2011
ZS EDU L.P.	Common Stock	198,000	3/25/2011
ZS EDU L.P.	Common Stock	208,000	3/28/2011
MRMP	Common Stock	107,305	8/12/2011

Except as set forth above, none of the Participants has purchased or sold securities of the Company in the last two years.

A-2

ANNEX B

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding beneficial ownership of the Common Stock by: (i) the Company’s named executive officers, as identified in the 2011 Proxy Statement, (ii) the Company’s directors and (iii) holders of more than 5% of the Common Stock. Except for Mr. Sherwood, Mr. Tseung and any aggregate information (only to the extent of information regarding Mr. Sherwood and Mr. Tseung), information below regarding the number of shares beneficially owned by each named executive officer, director and holder of more than 5% of the Common Stock is based solely on the 2011 Proxy Statement and the most recent Statement of Acquisition of Beneficial Ownership on Schedule 13G or Schedule 13D which has been filed by each holder of more than 5% of the Common Stock.

Unless otherwise indicated, the address for all of the executive officers, directors (except for Mr. Tseung and Mr. Sherwood) and stockholders named below is c/o ChinaCast Education Corporation, Suite 08, 20F, One International Financial Centre, No. 1 Harbour View Street, Central, Hong Kong 636741, China.

Name	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Ron Chan Tze Ngon	2,780,159	(3)	5.7%
Daniel Tseung	130,000		*
Justin Tang(4)	211,100		*
Ned Sherwood	3,400,629		7.0%
Michael Santos	435,117	(5)	*
Stephen Markscheid	—		*
Hope Ni	—		*
Jim Ma	245,332	(6)	*
Antonio Sena	376,035	(7)	*
Xiang Yuan Jiang	354,394	(8)	*
Li Wei	427,488	(9)	*
Fir Tree, Inc.(10)	6,452,423		13.23%
Lake Union Capital Management, LLC(11)	2,592,300		5.31%
FMR LLC(12)	2,754,700		5.65%
Total Ownership of Common Stock by All Directors and Executive Officers as a Group (11 persons)	8,360,254		17.05%

*	Less than one percent.

(1)	The amount of beneficial ownership includes the number of shares of Common Stock, plus, in the case of each of the executive officers and directors and all officers and directors as a group, all shares issuable upon the exercise of the options held by them, which were exercisable as of November 1, 2011 or within 60 days thereafter. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules promulgated by the SEC, every person who has or shares the power to vote or to dispose of shares of Common Stock are deemed to be the “beneficial owner” of all the shares of Common Stock over which any such sole or shared power exists.
(2)	Based upon 48,786,949 shares outstanding after adjusting for shares repurchased totaling 1,015,503 as of November 1, 2011.
(3)	Includes 638,620 shares beneficially held by Thriving Blue Limited, a company of which Mr. Chan is the sole shareholder.
(4)	Mr. Tang’s business address is A-3701 Beijing Fortune Plaza, 7 Middle Dongsanhuan Rd., Chaoyang District, Beijing, People’s Republic of China.
(5)	Includes (i) 70,825 shares held by Bostwicken Consultancy Limited, a company of which Mr. Santos’ wife is the sole shareholder and (ii) 200,000 options to purchase shares of Common Stock at an exercise price of $6.30 per share. 67,000 of the options vested on each of March 31, 2008 and March 31, 2009 and 66,000 of such options vested on March 31, 2010.
(6)	Includes 200,000 options to purchase shares of Common Stock at an exercise price of $6.30 per share. 67,000 of the options vested on each of March 31, 2008 and March 31, 2009 and 66,000 of such options vested on March 31, 2010.
(7)	Includes 200,000 options to purchase shares of Common Stock at an exercise price of $6.30 per share. 67,000 of the options vested on each of March 31, 2008 and March 31, 2009 and 66,000 of such options vested on March 31, 2010.
(8)	Includes options to purchase 300,000 shares of the Company’s Common Stock at an exercise price of $6.30 per share. 100,000 of the options vested on March 31, 2008, March 31, 2009 and March 31, 2010.
(9)	Includes (i) 82,156 shares held by Time Global International Limited, a company of which Mr. Li is the sole shareholder and (ii) options to purchase 300,000 shares of the Company’s Common Stock at an exercise price of $6.30 per share. 100,000 of the options vested on March 31, 2008, March 31, 2009 and March 31, 2010.
(10)

Based on a Schedule 13D/A filed on December 14, 2011, Fir Tree Value and Fir Tree Capital are the beneficial owners of 5,422,241 shares of Common Stock and 1,030,182 shares of Common Stock, respectively. Fir Tree, Inc. may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value and Fir Tree Capital as a result of being the investment manager of Fir Tree Value and Fir Tree Capital. Fir Tree Value may direct the vote and disposition of 5,422,241 shares of Common Stock. Fir Tree Capital may direct the vote and disposition of 1,030,182 shares of Common Stock. Fir Tree, Inc. has been granted investment discretion over the Common Stock held by Fir Tree Value and Fir Tree Capital. The address for the Fir Tree Value and Fir Tree Capital is Admiral

B-2

Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman, Cayman Islands. The address for Fir Tree, Inc. is 505 Fifth Avenue, 23rd Floor, New York, NY 10017.
(11)	Based on a Schedule 13G filed on October 11, 2011, Michael Self, Lake Union Capital Management, LLC and Lake Union Capital Fund, LP are the beneficial owners of 2,592,300 shares of Common Stock, 2,592,300 shares of Common Stock and 2,467,300 shares of Common Stock, respectively. Michael Self is the managing member of Lake Union Capital Management, LLC which is the general partner of Lake Union Capital Fund, LP. Mr. Self, Lake Union Capital Management, LLC and Lake Union Capital Fund, LP have the shared power to dispose and direct the disposition of 2,467,300 shares of Common Stock and Mr. Self and Lake Union Capital Management, LLC have the shared power to vote, dispose and direct the disposition of the 125,000 shares of Common Stock difference between the shares beneficially owned by Lake Union Capital Management, LLC and Lake Union Capital Fund, LP. The address for the Lake Union holders is 601 Union Street, Suite 4616, Seattle, WA 98101.
(12)	Based on a Schedule 13G filed on February 14, 2011, represents 2,361,300 shares or 4.744% of the Common Stock outstanding of the Company beneficially owned by FIL Limited and 393,400 shares or 0.790% of the Common Stock outstanding of the Company beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC and an investment adviser. The address for FMR LLC is 82 Devonshire Street, Boston, MA 02109.

B-3

PRELIMINARY PROXY STATEMENT, DATED DECEMBER 21, 2011

SUBJECT TO COMPLETION

PRELIMINARY FORM OF PROXY CARD

GREEN PROXY CARD

PROXY FOR THE ANNUAL MEETING

OF STOCKHOLDERS OF

CHINACAST EDUCATION CORPORATION

TO BE HELD                     , BEIJING STANDARD TIME

(                    , U.S. EASTERN STANDARD TIME)

SOLICITED ON BEHALF OF NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC, ROBERT HORNE

AND THE NOMINEES LISTED BELOW

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF CHINACAST EDUCATION CORPORATION.

The undersigned hereby appoints and constitutes Ned Sherwood, Robert Horne and                      as proxies, with full power of substitution, to represent the undersigned at the Annual Meeting of Stockholders of ChinaCast Education Corporation (the “Company”) to be held on                      Beijing Standard Time, which is                      U.S. Eastern Standard Time, and at any adjournments, postponements or continuations thereof, to vote all shares of common stock of the Company held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL CAUSE YOUR SHARES TO BE VOTED AS YOU DIRECT. IF YOU RETURN THIS PROXY, PROPERLY EXECUTED, WITHOUT SPECIFYING A CHOICE, YOUR SHARES WILL BE VOTED “FOR” ALL NOMINEES LISTED IN PROPOSAL 1, “FOR” PROPOSALS 2, 3, 5 AND 6, AND YOUR SHARES WILL BE VOTED FOR “THREE YEARS” WITH RESPECT TO PROPOSAL 4.

SIGN, DATE AND MAIL YOUR PROXY TODAY

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

PLEASE MARK WITH AN (X) THE BOX INDICATING YOUR CHOICE.

Proposal No. 1 – Election of Directors

NED SHERWOOD RECOMMENDS A VOTE “FOR” ALL OF THE DIRECTOR NOMINEES LISTED BELOW IN PROPOSAL 1.

To elect Ned Sherwood, Derek Feng and Daniel Tseung as directors:	☐ FOR all nominees	☐ WITHHOLD AUTHORITY for all nominees	☐ FOR all nominees EXCEPT NOMINEE(S) WRITTEN BELOW†

†	INSTRUCTIONS. If you do not wish your shares voted “For” a particular nominee, mark the “FOR all nominees EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line in the box above. Your shares will be voted for the remaining nominee(s).

Proposal No. 2 – Ratification of Selection of Auditors

NED SHERWOOD RECOMMENDS A VOTE “FOR” PROPOSAL 2.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 3 – Advisory Vote Approving Executive Compensation

NED SHERWOOD RECOMMENDS A VOTE “FOR” PROPOSAL 3.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 4 – Advisory Vote Regarding Frequency of Advisory Votes Approving Executive Compensation

NED SHERWOOD RECOMMENDS A VOTE FOR “3 YEARS” FOR PROPOSAL 4.

Every:	3 YEARS ☐	2 YEARS ☐	1 YEAR ☐	ABSTAIN ☐

Proposal No. 5 – Participants’ Proposal to Repeal Subsequent Amendments to the Bylaws

NED SHERWOOD RECOMMENDS A VOTE “FOR” PROPOSAL 5.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 6 – Participants’ Adjournment Proposal

NED SHERWOOD RECOMMENDS A VOTE “FOR” PROPOSAL 6.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If the undersigned has previously submitted a proxy card provided by the Company with respect to the Company’s proposals to be considered at its annual meeting described above, this proxy is intended to and shall revoke the undersigned’s vote on such proxy card.

Should other matters properly be brought before the Annual Meeting, this proxy card, when duly executed, will give the proxies named herein discretionary authority to vote on all such other matters and on all matters incident to the conduct of the Annual Meeting. In furtherance of the foregoing, should the Board, management or any other stockholder bring before the Annual Meeting any proposal to adjourn the Annual Meeting, other than Proposal No. 6, this proxy card, when duly executed, will give the proxies named herein discretionary authority to vote on such adjournment proposal.

ADDRESS AREA

Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Date:

Signature

Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope. Votes MUST be indicated (x) in BLACK or BLUE ink.